Form C

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Cover Page

Name of issuer:

The Tarpestry Co. LLC

Legal status of issuer:

Form:

Limited Liability Company

Jurisdiction of Incorporation/Organization:

NC

Date of organization:

5/10/2016

Physical address of issuer:

293 Will Glenn Road
Sugar Grove, NC 28679

Website of issuer:

https://www.Tarpestry.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

7.9% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

Describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

50,000

Price:

$1.00

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one unit as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

- ☑ Yes
- ☐ No

Disclose how oversubscriptions will be allocated:

- ☐ Pro-rata basis
- ☐ First-come, first-served basis
- ☑ Other

Describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$124,000.00

Deadline to reach the target offering amount:

4/30/2027

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be canceled and committed funds will be returned.

Current number of employees:

2

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$35,43992	$26,008.90
Cash & Cash Equivalents:	$1,805.09	$7,549.25
Accounts Receivable:	$0.00	$0.00
Current Liabilities:	$24,508.48	$36,737.07
Non-Current Liabilities:	$258,461.12	$217,411.31

Revenues/Sales:	$115,983.25	$118,942.55
Cost of Goods Sold:	$55,290.43	$68,417.85
Taxes Paid:	$0.00	$0.00
Net Income:	($17,021.70)	($9,452.65)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

The Tarpestry Co. LLC

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes
☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined
Charles Swartzbaugh	COO	The Tarpestry Co	2011
carrie swartzbaugh	CEO	The Tarpestry Co	2011

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Charles Swartzbaugh	COO	2011
carrie swartzbaugh	CEO	2011

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	% of Voting Power Prior to Offering
carrie swartzbaugh	20%+
Charles Swartzbaugh	20%+

Business and Anticipated Business Plan

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan.

RISK FACTORS

8. Discuss the material factors that make an investment in the issuer speculative or risky:

A crowdfunding investment involves risk. Investors should not invest any funds unless they can afford to lose the entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

> The Tarpestry Co. LLC has been in operation since 2016 but remains a small, family-owned business with limited financial resources and only two employees. We have not achieved profitability to date and have limited cash reserves. Our ability to generate sufficient revenue to cover operating expenses and achieve sustainable profitability is unproven. The outdoor blanket and camping equipment market is competitive, and our niche product category may limit our total addressable market. If we are unable to successfully scale our operations, achieve market acceptance for our products, or generate sufficient sales through our planned direct-to-consumer and retail channels, we may never become profitable and investors could lose their entire investment.

> The Tarpestry Co. LLC is operated by only two employees who are responsible for all aspects of our business operations, including

product design, manufacturing oversight, marketing, sales, and business development. We do not maintain key person life insurance on either individual. The loss of services of either key person due to death, disability, or departure would have a material adverse effect on our ability to operate the business, fulfill customer orders, manage supplier relationships, and execute our growth strategy. Given our small size and limited resources, we may face significant challenges in attracting and retaining qualified personnel to replace key individuals or to support our planned expansion. Any prolonged absence or departure of key personnel could result in operational disruptions, loss of institutional knowledge, and potential business failure.

The Tarpestry Co. LLC is undertaking a significant business transformation by moving from domestic manufacturing to overseas production and expanding from festival vending to direct-to-consumer e-commerce and retail distribution channels. We have no prior experience with overseas manufacturing, import logistics, or managing the complexities of international supply chains. We have not yet established relationships with retail buyers or demonstrated that our products will achieve acceptance in retail environments. Our planned Shopify-based direct-to-consumer website has not been launched, and we have no track record of generating online sales or managing digital marketing campaigns. This transition involves substantial execution risk, and there is no assurance that we will successfully navigate the operational, logistical, and market challenges involved. If our new business model fails to generate anticipated sales or if we encounter unforeseen difficulties in manufacturing, importing, or distribution, we may be unable to recover our investment in inventory and infrastructure, which could result in business failure.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our business plan depends on establishing a relationship with an overseas manufacturer to produce our Tarpestry products. We have not yet placed our first manufacturing order and have no established history or contractual commitments with any overseas supplier. We will be dependent on this manufacturer for our entire product supply, and any disruption in this relationship could severely impact our ability to maintain inventory and fulfill orders. Manufacturing delays, quality control issues, capacity constraints, labor disputes, or the manufacturer's decision to terminate the relationship could leave us without product to sell. Additionally, we are subject to risks inherent in international manufacturing and shipping, including longer lead times, customs delays, port congestion, shipping cost volatility, and geopolitical events that could disrupt global supply chains. We have no alternative suppliers identified and limited financial resources to quickly establish backup manufacturing relationships. Any significant supply chain disruption could result in lost sales, customer dissatisfaction, and harm to our brand reputation.

The outdoor recreation and camping equipment industry experiences seasonal demand fluctuations, with peak sales typically occurring during spring and summer months when consumers are most active in outdoor activities. Our products are used primarily for camping, music festivals, and outdoor events, which are concentrated in warmer months and subject to cancellation due to weather, public health concerns, or economic conditions. This seasonality may result in uneven revenue throughout the year and create cash flow challenges during slower periods. Additionally, our products are discretionary purchases that consumers may defer or forego during economic downturns or periods of financial uncertainty. If consumer spending on outdoor recreation declines due to recession, inflation, or changes in consumer preferences, our sales could be materially adversely affected. Our limited cash reserves and working capital make us particularly vulnerable to seasonal fluctuations and economic cycles, and we may lack sufficient resources to sustain operations during periods of low sales.

Even if we raise the maximum amount in this offering, we will require additional capital to scale our operations, maintain adequate inventory levels, fund marketing and sales efforts, and cover ongoing operating expenses. We have limited cash reserves and existing debt obligations, including a promissory note to a family member and payments on a vehicle loan. Our business plan involves significant upfront costs for manufacturing orders, import tariffs, technology infrastructure, and marketing before we generate corresponding revenue. There is no assurance that we will generate sufficient revenue from product sales to become self-sustaining or that we will be able to obtain additional financing on acceptable terms, if at all. Our ability to raise additional capital may be limited by market conditions, investor appetite for early-stage consumer products companies, and our financial performance. If we are unable to secure additional funding when needed, we may be forced to delay or curtail our business plans, reduce operations, or cease business entirely, which would result in a total loss of investment for investors.

We will need to raise additional capital through future equity financings to fund our operations and growth. Each time we issue additional equity securities, the percentage ownership of existing investors, including purchasers of securities in this offering, will be diluted. Future investors may negotiate terms that are more favorable than those available to investors in this offering, including lower valuation caps, higher discounts, liquidation preferences, anti-dilution protections, or other rights that are senior to the securities being offered. The SAFE securities being offered in this offering provide limited protections against dilution and do not guarantee any minimum ownership percentage upon conversion. As we require additional capital and issue new securities, your percentage ownership in the company will decrease, potentially significantly, and the value of your investment may be substantially reduced. There is no limit on the amount of securities we may issue in the future, and we have broad discretion to determine the terms of future financings.

The outdoor recreation and camping equipment market is highly competitive and includes numerous well-established brands with substantial financial resources, extensive distribution networks, strong customer loyalty, and significant marketing budgets. Competitors include major outdoor gear retailers and manufacturers that offer camping blankets, tarps, and similar products. Many of these competitors have decades of operating history, established relationships with retail buyers, sophisticated e-commerce platforms, and the ability to invest heavily in product development and marketing. We are a small, family-owned business with limited resources and brand recognition outside of our existing customer base. Our ability to compete effectively depends on our unique product design and positioning, but there is no assurance that consumers will prefer our products over those of established competitors or that our differentiation will be sufficient to gain meaningful market share. Larger competitors could introduce similar products, undercut our pricing, or leverage their distribution advantages to limit our growth. If we are unable to compete effectively, our business prospects and financial condition will be materially adversely affected.

The Tarpestry Co. LLC produces water-resistant outdoor blankets that combine the functionality of tarps with decorative tapestry designs. While this unique positioning differentiates us from traditional camping tarps and outdoor blankets, it also defines a relatively narrow market segment. Our products appeal primarily to outdoor enthusiasts, campers, and music festival attendees who value both functionality and aesthetic design. This niche focus may limit our total addressable market and growth potential compared to companies offering broader product lines or serving larger customer segments. Consumer preferences in outdoor recreation products may shift over time, and there is no assurance that demand for our specific product category will grow or even remain stable. If our niche market proves smaller than anticipated or if consumer interest in our product concept declines, we may be unable to achieve the sales volumes necessary to sustain our business. Our limited product line also makes us vulnerable to changes in consumer tastes and provides fewer opportunities to cross-sell or diversify revenue streams.

Our business plan depends on importing products manufactured overseas, which subjects us to international trade regulations, customs requirements, and tariff obligations. We have identified import tariffs as a significant cost component of our manufacturing orders. Changes in trade policies, tariff rates, or import regulations could substantially increase our costs and reduce our profit margins. Trade disputes, new tariff impositions, or changes in customs enforcement could occur with little notice and may be beyond our control. We have limited ability to pass increased costs on to customers, particularly as we attempt to establish new retail relationships and build our direct-to-consumer channel. Additionally, we must comply with various import regulations, product safety standards, and customs documentation requirements. Any failure to comply with applicable regulations could result in delays, fines, seizure of goods, or inability to import our products. Given our limited financial resources and dependence on imported inventory, significant increases in tariffs or import costs could make our business model unviable and force us to cease operations.

As a manufacturer and seller of consumer products, The Tarpestry Co. LLC is subject to various federal and state consumer protection laws and regulations, including those enforced by the Consumer Product Safety Commission. Our outdoor blankets and tarps must comply with applicable safety standards, labeling requirements, and material composition regulations. We must ensure that our products do not contain prohibited substances, meet flammability standards if applicable, and are properly labeled with required warnings and care instructions. Because we are transitioning to overseas manufacturing with a new supplier, we face increased risk of quality control issues or non-compliance with U.S. safety standards. Any product defects, safety issues, or regulatory non-compliance could result in mandatory recalls, civil penalties, legal liability, or restrictions on our ability to sell products. Product recalls would be particularly damaging given our limited financial resources and could result in significant costs for refunds, replacements, and disposal of inventory. Additionally, any safety incidents or regulatory violations could severely damage our brand reputation and consumer trust, making it difficult to recover even if compliance is restored.

The Tarpestry Co. LLC's competitive advantage depends in part on our unique product designs that combine water-resistant tarp functionality with decorative tapestry patterns. We have not disclosed whether we hold any patents, registered trademarks, or design patents protecting our products or brand. The outdoor products industry has relatively low barriers to entry, and our product concept could be copied or imitated by competitors with greater resources. Without strong intellectual property protection, we may be unable to prevent others from producing similar products or using confusingly similar branding. Defending our intellectual property rights, if any exist, would require significant legal expenses that we may not be able to afford. Conversely, we could face claims that our products or designs infringe on the intellectual property rights of others, which could result in costly litigation, licensing fees, or requirements to redesign our products. Any intellectual property disputes, whether as plaintiff or defendant, could divert management attention, consume financial resources, and harm our business prospects. Our limited resources make us particularly vulnerable to intellectual

property challenges from larger, better-funded competitors.

Our planned direct-to-consumer sales channel will depend on Shopify as our e-commerce platform, and we will rely on various third-party service providers for payment processing, website hosting, email marketing, digital advertising, and other critical business functions. We have limited control over these third-party providers and are vulnerable to service outages, technical failures, changes in pricing or terms of service, or discontinuation of services. If Shopify or other critical service providers experience downtime, security breaches, or technical issues, our ability to process orders and generate revenue could be interrupted. Additionally, these platforms may change their fee structures, policies, or functionality in ways that adversely affect our business or increase our costs. We lack the technical expertise and resources to quickly migrate to alternative platforms if necessary. Our dependence on third-party technology infrastructure creates operational risks that are largely outside our control, and any significant disruption could result in lost sales, customer dissatisfaction, and harm to our business.

The securities being offered are Simple Agreements for Future Equity, commonly known as SAFEs. SAFEs are not debt instruments and do not accrue interest or have a maturity date requiring repayment. Your SAFE will only convert into equity securities if and when the company completes a future priced equity financing or experiences certain other corporate events as defined in the SAFE agreement. There is no guarantee that such a conversion event will ever occur. If the company does not raise additional equity financing and does not experience a liquidity event such as a sale or IPO, your SAFE may remain outstanding indefinitely without converting, and you may never receive equity securities or any return on your investment. You have no right to require the company to redeem your SAFE or return your investment. The terms of conversion, including the valuation and price at which your SAFE converts, will depend on the terms of future financing rounds, which are uncertain and beyond your control. Even if your SAFE does convert, the equity securities you receive may have limited rights and may be worth significantly less than your investment or potentially worthless.

The securities being offered have not been registered under the Securities Act of 1933 or any state securities laws and are being offered pursuant to exemptions from registration requirements. There is no public market for these securities, and none is expected to develop in the foreseeable future. The securities are subject to significant restrictions on transfer and may not be sold or transferred except in compliance with federal and state securities laws, which generally require registration or an applicable exemption. You will be required to hold these securities for an indefinite period of time and should be prepared to bear the economic risk of this investment until the company experiences a liquidity event such as a sale, merger, or public offering, which may never occur. Even if a liquidity event does occur, there is no guarantee that you will be able to liquidate your investment or that you will receive any return. The lack of liquidity means you will be unable to access your invested capital for emergencies or other financial needs. You should only invest funds that you can afford to lose completely and do not need for other purposes.

In this offering structure, a founder of The Tarpestry Co. LLC has been designated as the lead investor who will sign agreements and make decisions on behalf of all investors in the special purpose vehicle. This arrangement creates a significant conflict of interest because the founder has interests both as an operator of the company and as the representative of investors. Decisions that benefit the company or the founder personally may not align with the interests of crowdfunding investors. The founder will have access to material non-public information about the company's financial condition, operations, and prospects that is not available to other investors, creating an information asymmetry that could disadvantage crowdfunding investors in any negotiations or decisions. There is no independent third-party investor advocate or fiduciary representing the interests of crowdfunding investors. The founder may prioritize the company's interests over investor interests when making decisions about corporate actions, future financings, or liquidity events. Investors should be aware that they are relying on an individual with inherent conflicts to represent their interests and that there is no mechanism to ensure that investor interests are adequately protected in future corporate decisions.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: If only the minimum target amount is raised, Tarpestry expects to use proceeds approximately as follows: 49% First overseas manufacturing order, 4% Import tariffs and freight costs, 3% Distributor setup and retail launch costs, 11% Shopify and e-commerce infrastructure, 25.1% Working capital and operating expenses, and 7.9% Wefunder fee and related offering expenses. Management intends to allocate proceeds as described but may adjust among categories based on actual manufacturing costs, tariff rates, and operational needs.

If we raise: **$124,000**

Use of Proceeds: If the maximum offering amount is raised, including any oversubscriptions, Tarpestry expects to use proceeds approximately as follows: 46% Manufacturing orders and import tariffs, 12% Digital advertising campaign, 11% Retail trade shows and sales materials, 4% Shopify and e-commerce infrastructure, 19.1% Working capital and operating buffer, and 7.9% Wefunder fee and related offering expenses. Management expects to allocate oversubscription proceeds toward scaling retail and direct-to-consumer channels but may adjust priorities based on market conditions and inventory timing.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Investment in the Co-Issuer. Investors will make their investments by investing in interests issued by one or more co-issuers, each of which is a special purpose vehicle ("SPV"). The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of the SPV. In addition, investors' interests in the investments will be recorded in each investor's "Portfolio" page on the Wefunder platform. All references in this Form C to an Investor's investment in the Company (or similar phrases) should be interpreted to include investments in a SPV.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline.

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

An Investor's right to cancel. An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts. The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides Investors the right to **Preferred Units** in the Company ("**Preferred Units**"), when and if the Company sponsors an equity offering that involves **Preferred Units**, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **Preferred Units**, **Investors will receive a number of shares of Preferred Units** calculated using the method that results in the greater number of **Preferred Units**:

i. the total value of the Investor's investment, divided by
    a. the price of **Preferred Units** issued to new Investors multiplied by
    b. the **discount rate** (80%), or
ii. if the valuation for the company is more than **$1,200,000.00** (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of
    a. the Valuation Cap divided by
    b. the total amount of the Company's capitalization at that time.

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Units basis):

- Includes all shares of Capital Units issued and outstanding;
- Includes all Converting Securities;
- Includes all (i) issued and outstanding Options and (ii) Promised Options; and
- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving **Preferred Units**, Investors will receive

- proceeds equal to the greater of (i) the Purchase Amount (the "Cash-Out Amount") or (ii) the amount payable on the number of shares of Common Units equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Units. The Investor's right to receive its Cash-Out Amount is:

i. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Units);
ii. On par with payments for other Safes and/or Preferred Units, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Units, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Units in proportion to the full payments that would otherwise be due; and
iii. Senior to payments for Common Units.

Securities Issued by the SPV

Instead of issuing its securities directly to investors, the Company has decided to issue its securities to the SPV, which will then issue interests in the SPV to investors. The SPV is formed concurrently with the filing of the Form C. Given this, the SPV does not have any financials to report. The SPV is managed by Wefunder Admin, LLC and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors in the SPV to achieve the same economic exposure, voting power, and ability to assert State and Federal law rights, and receive the same disclosures, as if they had invested directly in the Company. While the Issuer may be required to pay an annual administrative fee for the maintenance of the SPV, investors should note the Company's use of the SPV will not result in any additional fees being charged to investors.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. As a result, an investor investing in the Company through the SPV will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the Company.

Voting Rights

If the securities offered by the Company and those offered by the SPV have voting rights, those voting rights may be exercised by the investor or his or her proxy. The applicable proxy is the Lead Investor, if the Proxy (described below) is in effect.

Proxy to the Lead Investor

The SPV securities have voting rights. With respect to those voting rights, the investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, has appointed or will appoint the Lead Investor as the Investor's true and lawful proxy and attorney (the "Proxy") with the power to act alone and with full power of substitution, on behalf of the Investor to: (i) vote all securities related to the Company purchased in an offering hosted by Wefunder Portal, and (ii) execute, in connection with such voting power, any instrument or document that the Lead Investor determines is necessary and appropriate in the exercise of his or her authority. Such Proxy will be irrevocable by the Investor unless and until a successor lead investor ("Replacement Lead Investor") takes the place of the Lead Investor. Upon notice that a Replacement Lead Investor has taken the place of the Lead Investor, the Investor will have five (5) calendar days to revoke the Proxy. If the Proxy is not revoked within the 5-day time period, it shall remain in effect.

Restriction on Transferability

The SPV securities are subject to restrictions on transfer, as set forth in the Subscription Agreement and the Limited Liability Company Agreement of Wefunder SPV, LLC, and may not be transferred without the prior approval of the Company, on behalf of the SPV.

14. Do the securities offered have voting rights?

☐ Yes
☑ No

15. Are there any limitations on any voting or other rights identified above?

See the above description of the Proxy to the Lead Investor.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either:

i. the Investor or
ii. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
    A. the Purchase Amount may not be amended, waived or modified in this manner,
    B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
    C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

Restrictions on Transfer of the Securities Being Offered:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;

2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Authorized	Outstanding	Voting rights

Class of Security	Total Pool
Warrants	None
Options	None

Describe any other rights:

The Company has not yet authorized Preferred Units, which investors in the SAFE (if converted) may receive. Preferred Units have liquidation preference over common units.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

No.

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the unitholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the unitholders** may change the terms of the operating agreement for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The unitholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The unitholders have the right to redeem their securities at any time. **Unitholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional units, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **units**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Units**, Investors may receive a number of **Preferred Units** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Unit** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Units** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **management**. Among the factors we may consider in determining the price of **Preferred Units** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **units** that take into account, as applicable, factors such as the following:

- unrelated third party valuations;
- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;
- our results of operations, financial position and capital resources;
- current business conditions and projections;
- the marketability or lack thereof of the securities;
- the hiring of key personnel and the experience of our management;
- the introduction of new products;
- the risk inherent in the development and expansion of our products;
- our stage of development and material risks related to our business;
- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;
- industry trends and competitive environment;
- trends in consumer spending, including consumer confidence;
- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and
- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Management, and the Investor will have no independent right to name or remove an officer or member of the Management of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from unitholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company to manage the Company so as to maximize value for unitholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company. If the Management of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its unitholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan
Amount: $147,632.00
Outstanding principal plus interest: $147,632.00 as of 10/20/2026
Interest rate: 3.75% per annum
Maturity date: 9/2/2050
SBA EIDL COVID-19 Lender: U.S. Small Business Administration. Repayment: $747/month. Collateral: All business assets. Covenants: Standard SBA EIDL covenants including use of funds restrictions. Default terms: Standard SBA default provisions.

Loan
Amount: $41,110.00
Outstanding principal plus interest: $41,110.00 as of 10/20/2026
Interest rate: 4.0% per annum
Maturity date: 1/6/2055
SBA Disaster Physical — Hurricane Helene Lender: U.S. Small Business Administration. Repayment: $51.25/month reduced payment through 02/06/2027, then $205/month. Collateral: All business assets. Covenants: Standard SBA disaster loan covenants. Default terms. Standard SBA default provisions.

Loan
Amount: $20,000.00
Outstanding principal plus interest: $20,000.00 as of 10/20/2026
Interest rate: 1.0% per annum
Maturity date: 10/15/2031
Mountain BizWorks — Helene Relief Lender: Mountain BizWorks CDFI. Repayment: ~$16.44/month interest only. Collateral: None specified. Covenants: Standard CDFI loan covenants. Default terms: Standard loan default provisions.

Loan
Amount: $12,938.00
Outstanding principal plus interest: $12,938.00 as of 10/20/2026
PayPal Business Loan Lender: PayPal Business Lending. Repayment: $431/week auto-deducted from PayPal account. Collateral: None. Covenants: None specified. Default terms: Acceleration of remaining balance upon default.

Loan
Amount: $14,480.00
Outstanding principal plus interest: $14,480.00 as of 10/20/2026
Square Working Capital Lender: Square Capital. Repayment: 20% of daily sales auto-deducted, minimum $832.33 per 60 days. Collateral: Future receivables. Covenants: None specified. Default terms: Acceleration of remaining balance upon default.

Loan
Lender: Charles Swartzbaugh
Amount: $14,064.00
Outstanding principal plus interest: $14,064.00 as of 10/20/2026
Interest rate: 8.99% per annum
Maturity date: 5/9/2029
Westlake Financial — Vehicle Lender: Westlake Financial. Repayment: $480.69/month. Collateral: 2019 vehicle held in Ted Swartzbaugh's personal name used for business purposes. Covenants: Standard auto loan terms. Default terms. Repossession of vehicle upon default. Related party: Loan held in co-founder Ted Swartzbaugh's personal name, payments made by the company.

Related party
Name: Charles Swartzbaugh
Relationship: co founder and COO
Amount: $14,064.00

Loan
Lender: Patirica Swartzbaugh
Amount: $29,285.00
Outstanding principal plus interest: $29,285.00 as of 10/20/2026
Interest rate: 3.0% per annum
Maturity date: 3/1/2028
Patricia Swartzbaugh — Promissory Note Lender: Patricia Swartzbaugh, mother of co-founder Ted Swartzbaugh. Repayment: $858.34/month beginning April 2025, currently deferred by mutual agreement. Collateral: None. Covenants: None specified. Default terms: Full balance due upon maturity March 1, 2028. Related party: Lender is mother-in-law of co-founder.

Related party
Name: Patirica Swartzbaugh
Relationship: Mother of co-founder Ted Swartzbaugh
Amount: $29,285.00

Loan
Amount: $13,432.00
Outstanding principal plus interest: $13,432.00 as of 10/20/2026
American Financial Solutions DMP Lender: Barclays Bank, Chase Bank (two accounts) managed through American Financial Solutions debt management program. Repayment: $1,059/month total DMP payment. Collateral: None. Covenants: Accounts closed to new charges per DMP agreement. Default terms: Removal from DMP and reversion to original creditor terms.

Loan
Amount: $2,344.00
Outstanding principal plus interest: $2,344.00 as of 10/20/2026
Wells Fargo Signify (XXXX-3185) Lender: Wells Fargo Bank. Repayment: ~$100/month minimum. Collateral: None. Covenants: Standard credit card terms. Default terms: Standard credit card default provisions.

Loan
Amount: $2,326.00
Outstanding principal plus interest: $2,326.00 as of 10/20/2026
Wells Fargo Signify (XXXX-3219) Lender: Wells Fargo Bank. Repayment: ~$100/month minimum. Collateral: None. Covenants: Standard

credit card terms. Default terms: Standard credit card default provisions.

Loan
Amount: $1,876.00
Outstanding principal plus interest: $1,876.00 as of 10/20/2026
American Express Business Lender: American Express. Repayment: ~$150/month. Collateral: None. Covenants: Standard credit card terms. Default terms: Standard credit card default provisions.

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering date	Exemption	Security type	Amount sold	Use of proceeds
9/2026	Regulation D, 506(b)	SAFE	$51,000	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name: Charles Swartzbaugh
Amount Invested: $14,064.00
Transaction type: Loan
Interest rate: 8.99% per annum
Maturity date: 5/9/2029
Outstanding: Yes
Relationship: co founder and COO

Name: Patirica Swartzbaugh
Amount Invested: $29,285.00
Transaction type: Loan
Interest rate: 3.0% per annum
Maturity date: 3/1/2028
Outstanding: Yes
Relationship: Mother of co-founder Ted Swartzbaugh

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview of the Business and Financial Condition

The Tarpestry Co. LLC is a family-owned American manufacturer of outdoor blankets and decorative tarps. They combine water-resistant, UV-resistant tarp properties with beautiful tapestry designs to create versatile ground blankets for camping and outdoor activities.

We are an early-stage company and have generated operating income and positive cash flows from operations in recent periods. There can be no assurance that we will continue to be profitable in future periods.

As of September 9, 2026, we had cash and cash equivalents of approximately $10,699.45.

Our ability to continue operations is dependent on managing our expenses and, if necessary, obtaining additional financing.

This discussion should be read in conjunction with the financial statements and related notes included in this offering statement.

Business and Operating Uncertainty

Our business operates in an environment subject to various risks, uncertainties, and changing conditions, which makes it difficult to evaluate our business, financial condition, and prospects and may limit the comparability of our results of operations from period to period.

Financial Condition

As of December 31, 2025, our total assets were $35,439.92 and our current and non-current liabilities, as reflected in available financial statement fields, were $282,969.60.

Our financial statements reflect an early-stage company with limited operating history. Investors should not place undue reliance on historical financial information given the company's limited operating history and the likelihood that future results will differ from historical results.

Liquidity and Capital Resources

As of December 31, 2025, we had cash and cash equivalents of approximately $1,805.09.

Based on our current operations, we have a monthly net profit of approximately $2,789.

Our monthly net cash burn or profit may vary significantly from month to month due to the timing of receipts and expenditures and other short-term factors. As a result, period-to-period comparisons may not be meaningful.

Based on our current plan, we do not expect to have sufficient cash to fund operations for at least the next 12 months. The main drivers of our limited runway include:

- When customers pay us

- Buying inventory or other direct costs

- Loan, lease, or rent payments

- Without successfully completing this fundraising round the company will face significant cash constraints within the next 12 months. Our current revenue is sufficient to cover operating expenses during peak festival season but insufficient to fund a new manufacturing order. We currently sell through our website and at festivals and events. Without new inventory from our planned overseas manufacturing order we cannot maintain adequate inventory levels to grow sales or enter retail.

Rising costs from our US manufacturer have made domestic production unsustainable — our unit cost reached $100 per unit, making wholesale pricing impossible and severely limiting our margins. Our transition to an overseas manufacturing partner reduces our landed unit cost to $46.07, which is essential to our ability to price competitively for retail and maintain healthy direct-to-consumer margins.

The company has existing SBA disaster loans and other debt obligations that require ongoing service. This fundraising round is essential to our ability to scale and remain operational long term.

Liquidity Assumptions

Our assessment of our liquidity and ability to fund operations is not a projection and is based on current assumptions regarding operating expenses, cash requirements, and capital needs. These assumptions may change, and actual results may differ materially due to changes in operating conditions, timing of receipts and payments, and other factors.

Dependence on Additional Financing

There can be no assurance that additional financing will be available on acceptable terms, or at all. If we are unable to raise additional capital when needed, we may be required to materially reduce or suspend operations.

Indebtedness and Capital Structure

As of the date of this offering statement, we had total outstanding indebtedness consisting of 11 loans and approximately $299,487 in aggregate principal obligations. The material terms of such indebtedness are described in Item 24 of this Form C.

(For the avoidance of doubt, SAFEs are not treated as indebtedness.)

Over the past three years, we have engaged in exempt offerings resulting in the sale of $51,000 in securities.

Known Trends, Events, and Uncertainties

Management is aware of the following trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations over the next 12 months:

- Higher costs (suppliers, wages, fees, etc.)

- Platform or partner changes

- Regulatory or legal costs

- The company faces several known risks and uncertainties over the next 12 months:

1. Manufacturing Dependency — We are transitioning to a new overseas manufacturing partner. Delays in production, shipping, or quality issues could impact our ability to fulfill orders on time.

2. Import Tariffs — When our products are manufactured overseas they will be subject to import tariffs currently at 10% of FOB cost. Any increase in tariff rates would increase our landed cost and reduce margins.

3. Seasonal Revenue — Our sales are concentrated in spring and summer outdoor season. Revenue drops significantly in fall and winter, requiring working capital to bridge the off-season.

4. Debt Service — The company carries significant debt obligations including SBA disaster loans from COVID-19 and Hurricane Helene. Monthly debt service requirements limit operating flexibility.

5. Raise Dependency — Our ability to execute our retail expansion plan is contingent on successfully completing this fundraising round. If we do not reach our minimum goal our growth plans will be significantly delayed.

6. Tariff Uncertainty — Current US trade policy creates uncertainty around future import costs that could affect our cost structure.

These factors could increase operating costs, reduce liquidity, or require us to raise additional capital earlier than anticipated.

Other than the matters described above, management is not currently aware of any known trends, events, or uncertainties that are reasonably likely to have a material adverse effect on our financial condition or results of operations.

The absence of a discussion of any particular trend, event, or uncertainty should not be interpreted to mean that such matters do not exist; rather, it reflects management's judgment based on information currently available.

Changes Since the Date of the Financial Statements

There have been no material changes in our operations or financial condition since the date of the financial statements included in this offering.

Impact of This Offering

The proceeds from this offering are expected to be used to immediately place our first overseas manufacturing order — enough to launch our direct-to-consumer website sales and begin conversations with retail buyers. The timing and extent of our use of proceeds will depend on the amount of proceeds raised and future operating conditions. Additional detail regarding our planned use of proceeds is provided in Item 10 of this Form C.

There can be no assurance that the proceeds of this offering will be sufficient to fund our operations or achieve our business objectives.

Certain information relevant to understanding our financial condition and liquidity is presented elsewhere in this offering statement, including in the financial statements, related notes, and the sections describing indebtedness and prior financings.

Forward-Looking Statements

This discussion contains forward-looking statements that are based on management's current expectations and assumptions. Actual results may differ materially from those expressed or implied by these statements.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements.

I, **carrie swartzbaugh**, certify that:

(1) the financial statements of The Tarpestry Co. LLC included in this Form are true and complete in all material respects; and

(2) the financial information of The Tarpestry Co. LLC included in this Form reflects accurately the information reported on the tax return for The Tarpestry Co. LLC filed for the most recently completed fiscal year.

carrie swartzbaugh

carrie swartzbaugh
CEO

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

i. in connection with the purchase or sale of any security? ☐ Yes ☑ No
ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

i. at the time of the filing of this offering statement bars the person from:
A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No
B. engaging in the business of securities, insurance or banking? ☐ Yes ☑ No
C. engaging in savings association or credit union activities? ☐ Yes ☑ No
ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal? ☐ Yes ☑ No
ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No
iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No
ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade? ☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued? ☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations? ☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in light of the circumstances under which they are made, not misleading.

The Lead Investor. As described above, each Investor that has entered into the Investor Agreement will grant a power of attorney to make voting decisions on behalf of that Investor to the Lead Investor (the "Proxy"). The Proxy is irrevocable unless and until a Successor Lead Investor takes the place of the Lead Investor, in which case, the Investor has a five (5) calendar day period to revoke the Proxy. Pursuant to the Proxy, the Lead Investor or his or her successor will make voting decisions and take any other actions in connection with the voting on Investors' behalf.

The Lead Investor is an individual that is chosen to act in the role of Lead Investor on behalf of Investors that have a Proxy in effect. The Lead Investor will be chosen by the Company and approved by Wefunder Inc. and the identity of the initial Lead Investor will be disclosed to Investors before Investors make a final investment decision to purchase the securities related to the Company.

The Lead Investor can quit at any time or can be removed by Wefunder Inc. for cause or pursuant to a vote of investors as detailed in the Lead Investor Agreement. In the event the Lead Investor quits or is removed, the Company will choose a Successor Lead Investor who must be approved by Wefunder Inc. The identity of the Successor Lead Investor will be disclosed to Investors, and those that have a Proxy in effect can choose to either leave such Proxy in place or revoke such Proxy during a 5-day period beginning with notice of the replacement of the Lead Investor.

The Lead Investor will not receive any compensation for his or her services to the SPV. The Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a fund ("Fund") for accredited investors for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such circumstances, the Lead Investor may act as a portfolio manager for that Fund (and as a supervised person of Wefunder Advisors) and may be compensated through that role.

Although the Lead Investor may act in multiple roles with respect to the Company's offerings and may potentially be compensated for some of its services, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of securities issued by or related to the Company. As a result, the Lead Investor's interests should always be aligned with those of Investors. It is, however, possible that in some limited circumstances the Lead Investor's interests could diverge from the interests of Investors, as discussed in section 8 above.

Investors that wish to purchase securities related to the Company through Wefunder Portal must agree to give the Proxy described above to the Lead Investor, provided that if the Lead Investor is replaced, the Investor will have a 5-day period during which he or she may revoke the Proxy. If the Proxy is not revoked during this 5-day period, it will remain in effect.

Tax Filings. In order to complete necessary tax filings, the SPV is required to include information about each investor who holds an interest in the SPV, including each investor's taxpayer identification number ("TIN") (e.g., social security number or employer identification number). To the extent they have not already done so, each investor will be required to provide their TIN within the earlier of (i) two (2) years of making their investment or (ii) twenty (20) days prior to the date of any distribution from the SPV. If an investor does not provide their TIN within this time, the SPV reserves the right to withhold from any proceeds otherwise payable to the Investor an amount necessary for the SPV to satisfy its tax withholding obligations as well as the SPV's reasonable estimation of any penalties that may be charged by the IRS or other relevant authority as a result of the investor's failure to provide their TIN. If applicable, the Company may also be required to pay Wefunder certain fees for the preparation of tax filings. Such fees and the Company's obligation to deliver required tax documents are further specified in the related Tax Services Agreement ("TSA").

Investors should carefully review the terms of the SPV Subscription Agreement for additional information about tax filings.

Potential Dissolution of the SPV. The Company has agreed that it will pay an administrative fee and / or certain tax fees to Wefunder, in addition to delivering required tax information in the manner prescribed by the TSA, where applicable. Failure to pay such fees or provide Wefunder with required tax information could result in the dissolution of the SPV (an "SPV Dissolution Event"). Subsequent to an SPV Dissolution Event, the securities held by the SPV would be distributed directly and proportionally to the individual investors. This could create administrative complexities, as investors would need to manage the securities themselves rather than having them held and administered by the SPV. Additionally, the unplanned distribution of securities may not align with investors' intended investment strategy or asset allocation.

Upon an SPV Dissolution Event, the Investor hereby consents to and agrees to accept direct assignment of the SPV's rights and obligations under any investment agreements between the SPV and the Company that is located in the Form C or C/A offering materials. The Investor acknowledges they will be bound by all terms and conditions of such agreements as if they were an original party thereto.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

https://www.Tarpestry.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million; or
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1

Appendix D: Director & Officer Work History

- carrie swartzbaugh
- Charles Swartzbaugh

Appendix E: Supporting Documents

- Series Appendix — The Tarpestry Co. II
- Wefunder SPV, LLC Agreement
- Attachment #24941
- ttw_merged_comms
- Attachment #24943

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the intermediary's platform.

The following documents will be filed with the SEC:

Cover Page XML
Offering Statement (this page)
Appendix A: Business Description & Plan
Appendix B: Investor Contracts
- SPV Subscription Agreement
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements
- Financials 1

Appendix D: Director & Officer Work History
- carrie swartzbaugh
- Charles Swartzbaugh

Appendix E: Supporting Documents
- Series Appendix — The Tarpestry Co. II
- Wefunder SPV, LLC Agreement
- Attachment #24941
- ttw_merged_comms
- Attachment #24943

Wefunder Portal will review the information you provide before we agree to submit a Form C to the SEC. Our review is designed to assess whether the information you have provided is complete and not inaccurate, misleading or otherwise fraudulent. Despite our review, the company submitting this Form C may be held responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading. By submitting your Form C to us, you acknowledge this. You also agree to provide any additional information or clarification we may request from you so that the Form C we submit on your behalf, in our reasonable, good faith review, does not contain incorrect information. Wefunder Portal will not submit a Form C that we believe, in our sole discretion, omits material information or contains false or misleading information. As a result, there is no guarantee that we will submit a Form C on your behalf.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The issuer certifies that it has established means to keep accurate records of the holders of the securities it would offer and sell through the Form C.

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C, any future non-material Form C-A, any future Form C-U, and any future Form C-W on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.

Before you click on the button below, please review the information you have provided carefully.

We strongly recommend you have your company's lawyer review the information as well. The company submitting this Form C is responsible for all information provided through it, and for ensuring that the information it submits is not false or misleading in any material way and does not omit any information that would cause the information included to be false or misleading.

☑ **I verify the Form C is 100% accurate**

☑ **I agree to the Wefunder Listing Agreement**

☑ **I agree to Wefunder Tax Service Agreement**

☑ **I agree to the Investor Representative Proxy Agreement**

☑ **I agree to the Rule 3a-9 Undertakings Agreement**

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The Tarpestry Co. LLC

By

Carrie Swartzbaugh

Co-Founder & CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Carrie Swartzbaugh

Co-Founder & CEO
10/19/2026

Charles Swartzbaugh

Co-founder and COO
10/19/2026

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.